UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                           Harbor Global Company Ltd.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    G4285W100
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                                 (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |X|  Rule 13d-1 (b)
                               | |  Rule 13d-1 (c)
                               | |  Rule 13d-1 (d)

-------------------                                            -----------------
CUSIP No. G4285W100                      13G                   Page 2 of 6 Pages
-------------------                                            -----------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    522,453
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      522,453
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         522,453
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Harbor Global Company Ltd. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 60 State Street, 18th Floor, Boston, MA 02109-1820.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  |_|  Broker or dealer registered under section 15 of the
                         Act;

               (b)  |X|  Bank as defined in section 3(a)(6) of the Act;*

               (c)  |_|  Insurance Company as defined in section 3(a)(19) of the
                         Act;

               (d)  |_|  Investment Company registered under section 8 of the
                         Investment Company Act of 1940;
------------------------

* The Reporting Person, a banking institution organized under the laws of the Federal Republic of Germany, is filing this Schedule 13G under Rule 13d-1(b) as a "bank" in reliance upon the letter of the Securities and Exchange Commission to Deutsche Bank AG dated April 14, 1994.

               (e)  |_|  An investment adviser in accordance with Rule
                         13d-1 (b)(1)(ii)(E);

               (f)  |_|  An employee benefit plan, or endowment fund in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  |_|  A parent holding company or control person in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)  |_|  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  |_|  A church plan that is excluded from the
                         definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

               (b)  Percent of class:

               The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         The Reporting Person has the sole power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                   (ii)  shared power to vote or to direct the vote:

                         The Reporting Person has the shared power to vote or
                    direct the vote of the Common Stock as set forth on the cover page.

                  (iii)  sole power to dispose or to direct the disposition of:

                         The Reporting Person has the sole power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

                   (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Common Stock as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2002



                                       DEUTSCHE BANK AG



                                       By:  /s/ Jeffrey A. Ruiz
                                           -------------------------------------
                                           Name:     Jeffrey A. Ruiz
                                           Title:    Vice President



                                       By:  /s/ Margaret M. Adams
                                           -------------------------------------
                                           Name:     Margaret M. Adams
                                           Title:    Director